UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

FX ENERGY, INC.

(Name of Subject Company (Issuer))

KIWI ACQUISITION CORP.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

ORLEN UPSTREAM SP. Z O.O.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.001

(Title of Class of Securities)

302695101

(CUSIP Number of Class of Securities)

Grzegorz Derecki

Head of Legal

Orlen Upstream Sp. z o.o.

ul.Prosta 70

00-838, Warszawa Poland

(+48) 22 778 02 00

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis Block

Greenberg Traurig, LLP

Met Life Building

200 Park Avenue

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$63,099,644.40	$6,354.13

(1)                                 Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $1.15, the per share tender offer price, by shares of common stock of FX Energy, Inc. outstanding as of October 26, 2015, which includes 54,869,256 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares).

(2)                                 The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,354.13	Filing Party: Kiwi Acquisition Corp.
Form or Registration No.: Schedule TO-T	Date Filed: October 27, 2015

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (as amended or supplemented, the “Schedule TO”) by Kiwi Acquisition Corp., a Nevada corporation (“Merger Sub”) and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a private limited company organized under the laws of Poland (“Parent”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock of FX Energy, Inc., a Nevada corporation (the “Company”), par value $0.001 per share (the “Company Common Shares” or the “Shares”), at a price of $1.15 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 27, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1. Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, are hereby amended and supplemented to include the following information:

The Offer, which was previously scheduled to expire at 12:01 a.m., Eastern Time, on Wednesday, November 25, 2015, is being extended in accordance with the Merger Agreement until 12:01 a.m., Eastern Time, on Saturday, December 5, 2015 (unless further extended) in order to facilitate expedited discovery in the putative class action lawsuit (Richards v. FX Energy, Inc. et al., Case No. A-15-726409-C) originally filed on October 19, 2015 on behalf of stockholders of the Company in the Eighth Judicial District Court of Clark County, Nevada against the Company, the individual directors of the Company, Parent and Merger Sub (the “Richards Lawsuit”).  Except for the extension of the Tender Offer, all other terms and conditions of the Tender Offer remain unchanged.

Item 4. Terms of the Transaction.

The Offer to Purchase and Item 4 of the Schedule TO are hereby amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 4 by reference.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO (i) to include the information set forth above under Item 1, which is incorporated in this Item 11 by reference, and (ii) are hereby amended and supplemented as set forth below:

(1)         Section 12(iii) of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs before the last paragraph under — “Recent Developments Relating to the Company”:

On November 11, 2015, an amendment to the putative class action lawsuit originally filed on October 27, 2015 (Haworth v. FX Energy, Inc. et al., Case No. 150907699) on behalf of stockholders of the Company was filed in the Third Judicial District Court for Salt Lake County, Utah against the Company, the Company’s board of directors, Parent and Merger Sub alleging that the Company’s Schedule 14D-9 and the opinion of the Company’s financial advisor, Evercore Group L.L.C. (“Evercore”) omitted and/or misrepresented material information concerning, among other things: (i) the sales process for the Company; and (ii) the key inputs and assumptions underlying Evercore’s valuation analyses that purport to support its fairness opinion.  The complaint alleges that the Company’s board of directors withheld information about the merger from the stockholders of the Company by failing to disclose the Company’s financial forecasts as prepared by the Company’s management and relied upon by Evercore.  In particular, the complaint alleges that the Company’s Schedule 14D-9 failed to disclose (i) the assumptions Evercore applied to the Company’s projected financial information as provided by the Company’s management; (ii) the definition of projected cash flow as used by Evercore in its analysis; (iii) the assumptions and adjustments made to the prices of oil and gas to reflect location and quality differentials; (iv) certain enterprise value and estimated earnings before interest, taxes, depreciation, amortization and exploration expenses values; (v) whether Evercore performed any type of benchmarking analysis for Apco Oil and Gas International in relation to the selected comparable public companies; and (vi) the individual observed metrics for each of the selected transactions utilized by Evercore in its analysis.  Additionally, the complaint alleges that the Company’s Schedule 14D-9 made material misstatements and otherwise failed to disclose material information concerning its sales process, including (i) details surrounding the “discussions with five parties…regarding a potential farmout of the Edge concession or other joint exploration or development transaction” such as how (or whether) the Company selected these parties, the parties’ level of interest, the extent of negotiations, and the result of the negotiations; (ii) whether and which members of the Company’s board of directors disagreed with the “consensus” at its May 14, 2015 meeting, that “the Company’s goal should be to pursue a sale of the Company, merger or similar transaction” and the reasons for those disagreements; (iii) the specific factors that led the Company to indicate, in its July 29, 2015 bid process letter, that it preferred an acquisition of the entire company and only cash consideration; and (iv) the assumptions and conditions underlying the bid received from Party B on August 31, 2015 and as revised on September 28, 2015, the Company’s board of directors’ response to such August 31, 2015 bid and the reasons such bid was revised.  Finally, the lawsuit alleges that the Company made material misstatements and otherwise failed to disclose material information in the Company’s Schedule 14D-9 concerning the Company’s intrinsic value and prospects going forward, including: (i) all specific factors adversely affecting the Company’s cash flows and access to capital; (ii) the specific factors that led the Company’s Chief Executive Officer, David Pierce, to believe, in March 2015, that the current market prices did not include the value attributable to the future potential of the Company’s Fences and Edge concessions; (iii) the specific factors related to the potential value associated with the

Company’s Fences and Edge concessions; (iv) the specific ways that the Company was evaluating how to capture potential value in the Company’s Fences and Edge concessions; (v) the specific items and considerations that were raised when the Company’s board of directors discussed, on May 14, 2015, the Company’s current circumstances, prospects, challenges, risks and alternatives, including access to the debt markets and the impact of dilution to the Company’s stockholders from any equity issuance; and (vi) the specific factors that led Mr. Pierce to believe that the price contemplated in Parent’s offer letter, dated May 22, 2015, did not reflect the true value of the Company’s business and assets.

(2)         Section 12(iii) of the Offer to Purchase is hereby amended and supplemented by amending and restating the last paragraph under — “Recent Developments Relating to the Company” in its entirety as follows:

On November 17, 2015, Parent, Merger Sub, and to Parent and Merger Sub’s knowledge, the other defendants, appeared before Judge Elizabeth Gonzalez of the Eighth Judicial District Court in Clark County, Nevada in response to the Richards Lawsuit. Parent, Merger Sub and the Company agreed to extend the expiration of the Offer until 12:01 a.m., Eastern Time, on Saturday, December 5, 2015 (unless further extended) in order to facilitate expedited discovery in the Richards Lawsuit.  At the hearing, the Court (i) consolidated all of the pending lawsuits in Nevada, (ii) granted plaintiffs’ limited expedited discovery, (iii) set the matter for a hearing on December 3, 2015 at 10:30 a.m. Pacific Time to rule on certain allegations of inadequate disclosure, and (iv) set forth a schedule for the limited expedited discovery granted at the hearing.

On November 17, 2015, Parent, Merger Sub, and to Parent and Merger Sub’s knowledge, the other defendants, appeared before Judge Todd M. Shaughnessy of the Third District Court in Salt Lake County, Utah for a hearing on the lawsuit originally filed on October 27, 2015 and amended on November 12, 2015 (Haworth v. FX Energy, Inc. et al., Case No. 150907699) and the lawsuit filed on October 28, 2015 (Yip v. FX Energy, Inc. et al., Case no. 150907745) against the Company, the Company’s board of directors, Parent and Merger Sub.  At the hearing, the Court (i) consolidated the two pending shareholder actions in Utah filed against the Company, the Company’s board of directors, Parent and Merger Sub, (ii) ruled that the consolidated proceedings in Utah should be coordinated with the consolidated Nevada proceedings for the purposes of the limited expedited discovery and the hearing on the motion for preliminary injunction, and (iii) ruled that disputes related to the expedited discovery previously ordered in Nevada should be resolved by Judge Elizabeth Gonzalez of the Eighth Judicial District Court in Clark County, Nevada on the understanding that the Utah plaintiffs would be bound by the ultimate rulings made by Judge Gonzalez on the motion for preliminary injunction in the Richards Lawsuit, including being prevented from being able to seek a renewed hearing on such motion in Utah.

(3)         The tenth paragraph of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Polish Antitrust Laws. The Polish Act of February 16, 2007 on competition and consumer protection, as amended, requires Parent to file a notification with the Polish Competition Authority and provides that the acquisition of Shares in the Offer shall not be consummated until clearance by the Polish Competition Authority has been issued or a waiting period for the issuance of the clearance has expired.  The waiting period for the issuance of the clearance is one month following the submission of a complete filing and can be extended by four months in complex matters.  The waiting period can be further extended if the Polish Competition Authority requests additional information for inclusion in the filing.  In such case, the waiting period would be further extended by the period of time required by Parent to furnish the Polish Competition Authority such additional information. Parent submitted the notification in Poland on October 19, 2015 and received a clearance decision from the Polish Competition Authority on November 12, 2015.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(E)                 Press release issued by PKN ORLEN on November 16, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(F)                 Press release issued by PKN ORLEN on November 18, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(G)                                                 Press release issued by the Company on November 20, 2015 incorporated by reference to Amendment No. 3 to the Schedule 14D-9 filed by the Company on November 20, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2015

ORLEN UPSTREAM SP. Z O.O.

By:	/s/ Wieslaw Prugar
Name: Wieslaw Prugar
Title: President and CEO

By:	/s/ Wieslaw Strak
Name: Wieslaw Strak
Title: Vice President and CFO

KIWI ACQUISITION CORP.

By:	/s/ Grzegorz Derecki
Name: Grzegorz Derecki
Title: President

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated October 27, 2015.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by PKN ORLEN on October 13, 2015.

(a)(5)(B)*	Summary Advertisement as published in the New York Times on October 27, 2015.

(a)(5)(C)*	Press release issued by PKN ORLEN on October 27, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(D)*	Press release issued by the Company on October 29, 2015 incorporated by reference to Amendment No. 1 to the Schedule 14D-9 filed by the Company on October 29, 2015.

(a)(5)(E)	Press release issued by PKN ORLEN on November 16, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx.

(a)(5)(F)	Press release issued by PKN ORLEN on November 18, 2015 as set forth at http://www.orlenupstream.pl/EN/Press/PressReleases/Pages/default.aspx

(a)(5)(G)	Press release issued by the Company on November 20, 2015 incorporated by reference to Amendment No. 3 to the Schedule 14D-9 filed by the Company on November 20, 2015.

(b)	Not applicable.

(d)(1)*

Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.

(d)(2)*	Confidentiality Agreement by and between Company and Parent dated as of April 20, 2015.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.